UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triad Guaranty Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

895925105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895925 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Collateral Holdings, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 2,572,550
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,572,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 17.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 895925 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Collat, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 2,572,550
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,572,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 17.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 895925 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William T. Ratliff, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 641,733
6. Shared Voting Power 2,572,550
7. Sole Dispositive Power 641,733
8. Shared Dispositive Power 2,572,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,283
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 21.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895925 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William T. Ratliff, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 324,707
6. Shared Voting Power 2,819,068
7. Sole Dispositive Power 324,707
8. Shared Dispositive Power 2,819,068

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,143,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 21.0%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G – TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1	(a)	Name of Issuer:

Triad Guaranty, Inc.

Item 1	(b)	Name of Issuer’s Principal Executive Offices:

101 South Stratford Road, Suite 500 Winston-Salem, NC 27104

Item 2	(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Collateral Holdings, Ltd., an Alabama limited partnership (“CHL”), Collat, Inc., an Alabama corporation (“Collat”), William T. Ratliff, Jr., (“Ratliff, Jr.”) and William T. Ratliff, III (“Ratliff, III”), (CHL, Collat, Ratliff, Jr. and Ratliff, III are collectively referred to hereinafter as the “Filing Persons”).

CHL is a direct beneficial owner of more than 5% of the common stock of Triad Guaranty Inc.

CHL

Ratliff, Jr. beneficially owns 29.6% of the outstanding limited partnership interests in CHL. Ratliff, III beneficially owns 7.7% of the outstanding limited partnership interests in CHL.

Collat

Collat is the general partner of CHL. Ratliff, Jr. is a vice president and a director of Collat and beneficially owns 0% of the outstanding voting capital stock of Collat. Ratliff, III is president and a director of Collat and beneficially owns 50.2% of the outstanding voting capital stock of Collat.

Item 2	(b)	Address or Principal Business Office or, if None, Residence:

CHL, Collat, Inc., William T. Ratliff, Jr. and William T. Ratliff, III have their principal business office at 1900 Crestwood Boulevard, Birmingham, AL 35210.

Item 2	(c)	Citizenship:

Not applicable

Item 2	(d)	Title of Class of Securities:

Common Stock, $.01 par value

Item 2	(e)	CUSIP Number:

895925 10 5

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d – 2(b), check whether the person filing is a:

Not applicable

Item 4	Ownership

(a) Amount Beneficially Owned:*

William T. Ratliff, Jr.

The aggregate amount beneficially owned by William T. Ratliff, Jr., includes 2,572,550 shares held of record by CHL.

William T. Ratliff, III

The aggregate amount beneficially owned by William T. Ratliff, III, includes 2,572,550 shares held of record by CHL, 2,617 shares held of record by his wife, 12,390 shares held of record in Trusts for his minor children, 69,735 shares which he could acquire through the exercise of stock options, 74,555 shares of common stock through RaS I, Ltd, a family limited partnership, and 246,518 shares of common stock as 1 of 5 trustees for a Grandchildrens’ Trust.

(b) Percent of Class:*

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:*

(ii) shared power to vote or to direct the vote:*

(iii) sole power to dispose or to direct the disposition of:*

(iv) shared power to dispose or to direct the disposition of:*

“*”	Item 5 – 11 relating to each Filing Person included in this Schedule 13G are incorporated herein by reference and show, respectively, the beneficial ownership of each Filing Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

The Filing Persons have entered into a Joint Reporting Agreement dated February 13, 2008, which is attached hereto as Exhibit A, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

COLLATERAL HOLDINGS, LTD.

By:	/s/ Robert W. Jennings, Jr.
Robert W. Jennings, Jr.
President

COLLAT, INC.

By:	/s/ William T. Ratliff, III
William T. Ratliff, III
President

WILLIAM T. RATLIFF, Jr.

By:	/s/ W. T. Ratliff, Jr.
William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
William T. Ratliff, III

EXHIBIT A

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with each other as follows:

1. Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $.01 par value per share, of Triad Guaranty Inc., a Delaware corporation, to which this agreement is an exhibit, for the filing of the information contained therein.

2. Such party is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein; provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment or amendments thereto will be filed on behalf of each such party.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: February 13, 2008

COLLATERAL HOLDINGS, LTD.

By:	/s/ Robert W. Jennings
Robert W. Jennings
President

COLLAT, INC.

By:	/s/ William T. Ratliff, III
William T. Ratliff, III
President

WILLIAM T. RATLIFF, JR.

By:	/s/ W. T. Ratliff, Jr.
William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
William T. Ratliff, III